2 April 2014

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 320,000 Reed Elsevier PLC ordinary shares at a price of 926.5511p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 113,496,104 ordinary shares in treasury, and has 1,154,595,026 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier PLC has purchased 14,049,270 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 185,000 Reed Elsevier NV ordinary shares at a price of €15.7841 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 69,032,361 ordinary shares in treasury, and has 666,205,253 ordinary shares in issue (excluding treasury shares). Since 2 January 2014 Reed Elsevier NV has purchased 8,137,168 shares.